Exhibit 99.1

Tiziana Life Sciences Completes Enrollment of the First Patient Cohort for its Intermediate-Size Patient Population Expanded Access Program to Evaluate Foralumab in Non-Active Secondary Multiple Sclerosis Patients

NEW YORK, November 02, 2022 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced completion of enrollment of the first patient cohort (n=4) in its Intermediate-Size Patient Population Expanded Access Program to evaluate foralumab in non-active Secondary Progressive Multiple Sclerosis (SPMS) patients has quickly been completed, following the start of enrollment announced last week.

This treatment program will evaluate dosing at the “standard” dosing of 50 mcg and, if needed, a higher 100 mcg dose of intranasal foralumab in two separate cohorts of four non-active SPMS patients each and is being conducted at Brigham and Women’s Hospital in Boston, Massachusetts. The first cohort is now fully enrolled.

“We are very encouraged by the rapid enrollment of non-active Secondary Progressive Multiple Sclerosis in this study which further validates the positive investigator feedback we have received about evaluating foralumab in this patient population,” commented Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana. “This is the first time that non-active Secondary Progressive Multiple Sclerosis patients may receive a higher, 100 mcg dosing of intranasal foralumab versus the 50 mcg dosing previously studied. This, combined with the imminent results expected in the coming months from PET scans from the first two patients with longer follow up data, should confirm the clinical benefits of intranasal foralumab in this patient population and support the start of Phase 2 studies next year.”

About Foralumab

Foralumab, the only entirely human anti-CD3 mAb, has shown reduced release of cytokines after intravenous (IV) administration in healthy volunteers and in patients with Crohn’s disease. In a humanized mouse model (NOD/SCID IL2γc-/-), it was shown that while targeting the T-cell receptor, orally administered foralumab modulates immune responses of T-cells and enhances regulatory T-cells (Tregs), thereby providing therapeutic benefit in treating inflammatory and autoimmune diseases without the occurrence of potential adverse events usually associated with parenterally-administered mAb therapy. Once-a-day treatment for 10 consecutive days with intranasal foralumab was both well tolerated and produced clinical responses in COVID-19 patients. Based on these studies, the intranasal and oral administration of foralumab offers the potential to become a well-tolerated immunotherapy for autoimmune and inflammatory diseases by the induction of Tregs.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough immunomodulation therapies via novel routes of drug delivery. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development, and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

646.970.4681

ikoffler@lifesciadvisors.com